Filed pursuant to Rule 424(b)(3)

Registration No. 333-288692

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 3, 2025)ECD Automotive Design, Inc.

Secondary Offering of

300,152,271 Shares of Common Stock

1,288 Shares of Common Stock Underlying the Private Warrants

Primary Offering of

57,500 Shares of Common Stock Underlying the Public Warrants

This prospectus supplement amends and supplements certain information contained in the prospectus dated November 3, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1, as amended (File No. 333-288692). The Prospectus and this prospectus supplement relate to the offer and resale from time to time, upon the expiration of lock-up agreements, if applicable, by the Selling Securityholders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Securityholders”) of up to an aggregate of 300,152,271 shares of common stock, $0.0001 par value per share (the “Company Common Stock” or “Common Stock”), based on an assumed selling price of common stock is $0.3420 per share, which was the closing price on January 9, 2026, as adjusted to reflect the reverse stock split of 1-for-5 of its issued and outstanding Common Stock effective on December 26, 2025 (“Reverse Stock Split”). The Common Stock being offered for resale consists of: (i) 14,002 shares of Company Common Stock (the “Founder Shares”) that were sold to certain of the Selling Securityholders at a price of approximately $18 per share, as adjusted for the 1:40 reverse stock split on September 18, 2025 and the 1:5 reverse stock split on December 26, 2026, prior to the September 8, 2022 initial public offering of the Company (the “IPO); (ii) up to 1,288 shares of Company Common Stock that were sold to certain of the Selling Securityholders as part of the private units sold at a price of $2,000.00 per unit in the private placement offering that occurred simultaneously with the IPO; (iii) up to 162 shares of Common Stock issued in connection with the Business Combination as a result of the conversion of the 1,288 rights that were sold to certain of the Selling Securityholders as part of the private units sold at a price of $2,000.00 per unit, in the private placement offering that occurred simultaneously with the IPO; (iv) 3,750 shares of Common Stock (the “Fee Shares”) issued to EF Hutton LLC in lieu of the cash deferred fee owed to it of approximately $4,025,000 from the IPO; (v) 125 shares of Common Stock sold to Benjamin Piggott in a private placement at a price of $2,000.00 per share; (vi) 8,605 shares issued to the David W Miller II Revocable Living Trust U/A/D June 13, 2023, David W Miller II Trustee pursuant to an asset sale agreement and consulting agreement; (vii) 3,625 shares issued to Member Hubs Palm Beach, LLC pursuant to the terms of a lease; (viii) 800 shares issued to Raymond Cole pursuant to the terms of his employment agreement; (ix) 500 shares issued to Benjamin Piggott pursuant to the terms of his employment agreement; (x) 465 shares issued to Matthew Borden pursuant to the terms of a consulting agreement; (xi) 1,930 shares issued to Hudson Global Ventures LLC pursuant to two consulting agreements; (xii) 5,000 shares sold to Theodore Duncan in a private placement at a price of $200.00 per share on August 8, 2025; and 500 shares underlying warrants sold to Theodore Duncan in such private placement; (xiii) up to 300,000,000 shares of Common Stock to be issued and sold pursuant to that certain equity purchase facility agreement (“EPFA”) dated as of June 20, 2025 by and between the Company and ECDA Bitcoin Treasury, LLC, an unrelated third party accredited investor (the “EPFA Investor”) (xiv) 500 shares issued to the EPFA Investor as a commitment fee; (xv) 250 shares issued to Thomas Wood as non-executive director compensation; (xvi) 250 shares issued to Patrick Lavelle as non-executive director compensation, (xvii) 250 shares issued to Robert Machinist as non-executive director compensation, (xviii) 125 issued to Benjamin Piggott as non-executive director compensation, (xix) up to 1,288 shares of Common Stock underlying the 257,500 redeemable warrants sold to certain of the Selling Securityholders as part of the private units sold at a price of $2,000.00 per unit in the private placement offering that occurred simultaneously with the IPO (the “Private Warrants”), and (xx) 110,000 shares of Common Stock underlying the 550,000 Warrants with an exercise price of $0.05 per share issued to Loeb & Loeb LLP to acquire 110,000 shares of Common Stock pursuant to the terms of a written agreement.

This prospectus also relates to the primary offering of up to 57,500 shares of Common Stock underlying the 11,500,000 redeemable warrants contained in the units sold in the IPO at a price of $2,000.00 per unit (the “Public Warrants” and, together with the Private Warrants, the “Warrants”). The exercise price of the Warrants is $2,300.00 per share, as adjusted to reflect the reverse stock splits. The Nasdaq closing price of the Public Warrants on January 9, 2026 was $0.01 per warrant.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on December 22, 2025 (the “December Current Report”) and our Current Report on Form 8-K, filed with the SEC on January 2, 2026 (the “January Current Report”). Accordingly, we have attached the December Current Report and January Current Report to this prospectus supplement.

Our Common Stock and our public warrants are listed on The Nasdaq Capital Market under the symbols “ECDA” and “ECDAW,” respectively. On January 9, 2025, the last reported sales price of our Common Stock was $0.3420 per share and the last reported sales price of our public warrants was $0.01 per public warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” section of the Prospectus, and under similar headings in any amendment or supplements thereto, and in our most recent Annual Report on Form 10-K.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

December 22, 2025

Date of Report (Date of earliest event reported)

ECD AUTOMOTIVE DESIGN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41497	86-2559175
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4390 Industrial Lane Kissimmee, Florida	34758
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (407) 483-4825

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ECDA	The Nasdaq Stock Market LLC
Warrants	ECDAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On December 22, 2025, ECD Automotive Design, Inc. (the "Company") issued a press release announcing that it will implement a 1-for-5 reverse stock split of its issued and outstanding common stock ("Reverse Stock Split"), effective at market opening time on December 26, 2025 (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

This information in this Item 7.01 and Exhibit 99.1 are “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Report.

No.	Description of Exhibit
99.1**	Press Release dated December 22, 2025
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2025

ECD AUTOMOTIVE DESIGN, INC.

	By:	/s/ Scott Wallace
	Name:	Scott Wallace
	Title:	Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

December 29, 2025

Date of Report (Date of earliest event reported)

ECD AUTOMOTIVE DESIGN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41497	86-2559175
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4390 Industrial Lane Kissimmee, Florida	34758
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (407) 483-4825

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ECDA	The Nasdaq Stock Market LLC
Warrants	ECDAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on February 5, 2025, ECD Automotive Design, Inc. (the “Company”) received a notice from the Nasdaq Listing Qualifications Department (the “Staff”) stating that the Company was not in Compliance with the Nasdaq Listing Rule 5550(a)(2) which requires a minimum bid price of $1.00 (the “Minimum Bid Rule”). On August 6, 2025, the Company received another notice (the “Bid Delisting Notice”) from Nasdaq stating that the Company had not regained compliance with the Minimum Bid Rule. Accordingly, unless the Company requests an appeal of the determination before the Nasdaq Hearings Panel by August 13, 2025, trading of the Company’s common stock and warrants will be suspended at the opening of business on August 15, 2025, and a Form 25-NSE will be filed with the Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

On February 25, 2025, the Company received a notice from Nasdaq stating that the Company was not in compliance with the Market Value Listing Standard (MVLS) requirement of $30 million. On August 26, 2025, the Company received another notice (the “MVLS Delisting Notice”) from Nasdaq stating that the Company had not regained compliance with the Rule and that this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

The Company appealed the Bid Delisting Notice and the MVLS Delisting Notice, and a hearing was scheduled before the Nasdaq Hearings Panel on September 9, 2025. The Company presented its appeal on September 9, 2025, before the Nasdaq Hearing Panel (the “Panel”), and concluded with a request for the Panel to grant an extension of any suspension or delisting action until October 1, 2025 on the Minimum Bid Rule and until January 7, 2025 on the MVLS listing requirement. On September 16, 2025, the Panel issued its decision and granted the Company an extension until October 1, 2025 to become compliant with the Minimum Bid Rule and price $1.00 rule and until January 7, 2026 to become compliant with the MVLS listing requirement.

On September 18, 2025, the Company effected a 1-for-40 reverse stock split of its issued and outstanding common stock. The reverse stock split increased the per share trading price of the common stock to satisfy the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market (Rule 550(a)(1)) and in October 2025, the Staff notified the Company that it has resolved the deficiency set forth in the Bid Delisting Notice.

To address the MVLS Delisting Notice, in June of 2025, the Company executed a $500 million equity line of credit (see “Equity Purchase Facility Agreement” above for additional information). In addition, a lender recently converted $13.7 million in debt to preferred equity (see “Exchange Agreement”, “Exchange of Convertible Notes to Preferred Series C Equity” and “Third Exchange Agreement” above for additional information) and purchased an additional $1.1 million of preferred stock (see “Securities Purchase Agreement” above for additional information). The Company is continuing to work on satisfying the deficiency set forth in the MVLS Delisting Notice (the "MVLS Deficiency").

On December 29, 2025, the Staff notified (the “December Notice”) the Company that the bid price of its listed security had closed at less than $1 per share over the 30 consecutive business days between November 12, 2025 and December 24, 2025 (the “Bid Price Deficiency”), and, as a result, did not comply with Minimum Bid Rule. Normally, the Company would be provided 180 calendar days to regain compliance with the Minimum Bid Rule, however pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Listing Rule 5810(c)(3)(A) due to the fact that the Company has effected a reverse stock split over the prior one-year period. Accordingly, the December Notice informed the Company that the Bid Price Deficiency serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

The Staff also advised the Company that the December Notice serves as formal notification that the Panel will consider this matter in their decision regarding the Company’s continued listing on The Nasdaq Capital Market. In that regard, the Company should present its views with respect to the Bid Price Deficiency to the Panel in writing no later than January 5, 2026.

The Company will use its best efforts to regain compliance with both the Minimum Bid Rule and the MVLS Deficiency and to maintain the listing of the Company's securities on The Nasdaq Stock Market.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Report.

No.	Description of Exhibit
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 2, 2026

ECD AUTOMOTIVE DESIGN, INC.

	By:	/s/ Victoria Hay
	Name:	Victoria Hay
	Title:	Chief Financial Officer

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on February 5, 2025, ECD Automotive Design, Inc. (the “Company”) received a notice from the Nasdaq Listing Qualifications Department (the “Staff”) stating that the Company was not in Compliance with the Nasdaq Listing Rule 5550(a)(2) which requires a minimum bid price of $1.00 (the “Minimum Bid Rule”). On August 6, 2025, the Company received another notice (the “Bid Delisting Notice”) from Nasdaq stating that the Company had not regained compliance with the Minimum Bid Rule. Accordingly, unless the Company requests an appeal of the determination before the Nasdaq Hearings Panel by August 13, 2025, trading of the Company’s common stock and warrants will be suspended at the opening of business on August 15, 2025, and a Form 25-NSE will be filed with the Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

On February 25, 2025, the Company received a notice from Nasdaq stating that the Company was not in compliance with the Market Value Listing Standard (MVLS) requirement of $30 million. On August 26, 2025, the Company received another notice (the “MVLS Delisting Notice”) from Nasdaq stating that the Company had not regained compliance with the Rule and that this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

The Company appealed the Bid Delisting Notice and the MVLS Delisting Notice, and a hearing was scheduled before the Nasdaq Hearings Panel on September 9, 2025. The Company presented its appeal on September 9, 2025, before the Nasdaq Hearing Panel (the “Panel”), and concluded with a request for the Panel to grant an extension of any suspension or delisting action until October 1, 2025 on the Minimum Bid Rule and until January 7, 2025 on the MVLS listing requirement. On September 16, 2025, the Panel issued its decision and granted the Company an extension until October 1, 2025 to become compliant with the Minimum Bid Rule and price $1.00 rule and until January 7, 2026 to become compliant with the MVLS listing requirement.

On September 18, 2025, the Company effected a 1-for-40 reverse stock split of its issued and outstanding common stock. The reverse stock split increased the per share trading price of the common stock to satisfy the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market (Rule 550(a)(1)) and in October 2025, the Staff notified the Company that it has resolved the deficiency set forth in the Bid Delisting Notice.

To address the MVLS Delisting Notice, in June of 2025, the Company executed a $500 million equity line of credit (see “Equity Purchase Facility Agreement” above for additional information). In addition, a lender recently converted $13.7 million in debt to preferred equity (see “Exchange Agreement”, “Exchange of Convertible Notes to Preferred Series C Equity” and “Third Exchange Agreement” above for additional information) and purchased an additional $1.1 million of preferred stock (see “Securities Purchase Agreement” above for additional information). The Company is continuing to work on satisfying the deficiency set forth in the MVLS Delisting Notice (the "MVLS Deficiency").

On December 29, 2025, the Staff notified (the “December Notice”) the Company that the bid price of its listed security had closed at less than $1 per share over the 30 consecutive business days between November 12, 2025 and December 24, 2025 (the “Bid Price Deficiency”), and, as a result, did not comply with Minimum Bid Rule. Normally, the Company would be provided 180 calendar days to regain compliance with the Minimum Bid Rule, however pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Listing Rule 5810(c)(3)(A) due to the fact that the Company has effected a reverse stock split over the prior one-year period. Accordingly, the December Notice informed the Company that the Bid Price Deficiency serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

The Staff also advised the Company that the December Notice serves as formal notification that the Panel will consider this matter in their decision regarding the Company’s continued listing on The Nasdaq Capital Market. In that regard, the Company should present its views with respect to the Bid Price Deficiency to the Panel in writing no later than January 5, 2026.

The Company will use its best efforts to regain compliance with both the Minimum Bid Rule and the MVLS Deficiency and to maintain the listing of the Company's securities on The Nasdaq Stock Market.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Report.

No.	Description of Exhibit
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 2, 2026

ECD AUTOMOTIVE DESIGN, INC.

	By:	/s/ Victoria Hay
	Name:	Victoria Hay
	Title:	Chief Financial Officer